EXHIBIT B


                         OPINION AND CONSENT OF ACTUARY


         On behalf of American International Life Assurance Company of New York, I hereby consent to the inclusion of the section entitled "Illustrations of Account Value, Net Cash Surrender Value, Life Insurance Proceeds, and Accumulated Premium" and of the table in Appendix A entitled "Maximum Initial Surrender Charge Per $1,000 of Initial Specified Face Amount" in the registration statement on Form S-6 registering Group Flexible Premium Variable Universal Life Insurance Policies. The illustrations have been prepared in accordance with standard actuarial principles and reflect the operation of the Policy by taking into account all charges under the Policy and the underlying funds.


                              /s/ A. Hasan Qureshi
                              A. Hasan Qureshi, FIA, MAAA
                              Vice President and Actuary

Dated: July 8, 1998